Exhibit 99.1

Sapiens International Corporations Partner with ACORD to Leverage ‘ADEPT’ Data Exchange Platform

January 27, 2021 - Leading global software provider for the insurance industry, Sapiens International Corporation (NASDAQ and TASE: SPNS), has signed an ongoing partnership agreement with ACORD, the standards-setting body for the global insurance industry, as a leading global messaging platform partner. As a License Integrator Partner of ACORD Solutions Group, Sapiens will leverage the network effects of the ACORD Solution Provider community and the next-generation digital solutions enabled by ACORD Standards.

Sapiens will be leveraging ADEPT (ACORD Data Exchange Platform & Translator) as a fully integrated service to facilitate messaging support for their Insurer, MGA and Reinsurer clients. Through ADEPT’s RESTful API interface, Sapiens will be able to offer its clients inbound and outbound message orchestration for all London Market and wider international Large Commercial Risk message formats. Additionally, Sapiens will also be positioned to support the evolution of electronic placing platform choices in London, and new initiatives and services introduced by the Future at Lloyd’s program, such as the Digital Spine.

ADEPT harnesses the widely accepted ACORD Data Standards to provide standardised and simplified API connectivity to the global market for the exchange of Placing, Accounting and Claims data, regardless of the maturity of messaging capability available by each trading partner, or platform interface used. ADEPT will enable the conversion of documents into structured placing, accounting and claims data, as well as interface to existing eMessage-enabled partners. ADEPT will also enable Sapiens’ clients to receive or share placing data via all of the major Placing Platforms, providing an unrestricted yet standardised approach to their global data exchange.

“The Future at Lloyd’s will be digital, with simplification and appropriate automation vital to the ongoing health of the world’s first, biggest and soon to be most advanced insurance marketplace. We have a rapidly increasing number of Specialty insurance clients that participate in the London Market, and they have asked us to ensure that Sapiens is positioned to support and leverage the Market’s digital transformation efforts. This announcement with ACORD is the first step on this path by Sapiens, driven as ever by our clients’ needs,” said Roni Al-Dor, Chief Executive Officer of Sapiens.

“We are delighted that ADEPT will enrich the insurance solutions offered by Sapiens,” said Chris Newman, ACORD’s Managing Director, Global. “Up to now, the digitisation of data for large, commercial risks has been an issue due to the vast array of systems and interfaces that have accrued over time across the market. Digital adoption is happening, but it is primarily focused on translating the same old processes to the most obvious digital equivalent. It has become painfully apparent that many London Market – and other – stakeholders do not leverage a consistent and logical data model for transactions. Data integration is too variable and requires too much manual intervention. It needs to be embedded in the technology itself”.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman
CMO and Chief of Strategy, Sapiens
+972 546 724 910
alex.zukerman@sapiens.com

About ACORD

ACORD (Association for Cooperative Operations Research and Development) is the global standards-setting body for the insurance industry. ACORD facilitates fast, accurate data exchange, and efficient workflows through the development of electronic standards, standardized forms, and tools to support their use. ACORD members worldwide include hundreds of insurance and reinsurance companies, agents and brokers, software providers, financial services organizations and industry associations. ACORD maintains offices in New York and London. Learn more at www.acord.org.

Media Contact

Beth Jarecki
Public Relations Lead, ACORD
beth@lpendragonus.com